Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

May 8, 2023

Re: YSMD, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 3

Filed March 13, 2023

File No. 024-12008

Dear Mr. Holt:

We acknowledge receipt of comments in your letter of March 20, 2023 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 3 filed March 13, 2023

Cover Page

1.	We refer to your disclosure that this offering will terminate at the earlier of (i) the date at which the maximum offering amount of all Series Interests has been sold, (ii) the date at which the offering is earlier terminated by you, or (iii) the date that is three years from this offering being qualified. To the extent correct, please revise to state that you reasonably expect the securities being offered to be sold within two years from the initial qualification date or advise. Refer to Rule 251(d)(3)(F) for reference.

The Company has amended its disclosure on the Cover Page to reflect that the Company reasonably expects the securities being offered will be sold within two years from the initial qualification date.

Series Offering Table, page 5

2.	Please revise to reconcile the series name and underlying asset(s) in the series offering table on page 5. In this regard, we note that the descriptions of the underlying assets of each of Series 2340 Hilgard and Series Buttonwood 19-3 appear to be incorrect. Please make similar revisions in the fifth paragraph on page 6 regarding the assets, liabilities, profits, and losses pertaining to the two series listed.

The Company has amended its disclosure on page 5 in the “Series Offering Table,” as well as in the fifth paragraph on page 6 regarding the assets, liabilities, profits, and losses pertaining to the two series listed.

1742 Spruce Street LLC Financial Statements, page F-1

3.	As your offering of Series A interests is ongoing, please amend your filing to include the required financial statements for 1742 Spruce Street LLC including unaudited pro forma financial statements. Refer to Part F/S, paragraph (b)(7) of Regulation A. Please also generally revise throughout your post-qualification amendment to provide all required disclosures regarding 1742 Spruce Street LLC and the property located at 1742 Spruce Street.

The Company has added disclosure to include the required financial statements for 1742 Spruce Street LLC including unaudited pro forma financial statements as requested by the Staff. In addition, the Company has revised its post-qualification amendment to provide all required disclosures regarding 1742 Spruce Street LLC and the property located at 1742 Spruce Street.

Buttonwood 19-3 Financial Statements, page F-1

4.	We note on page 32 that Buttonwood had a history as a student rental property. Please tell us why financial statements for the Buttonwood property have not been provided and pro forma amounts presented for the series are all zero. Refer to Part F/S, paragraph (b)(7) of Regulation A.

Buttonwood 19-3 did not have a history as a rental property prior to its acquisition in August 2022. The Company has amended its disclosure to include 19-21 Buttonwood (DE) LLC financial statements and pro forma information for the year ended December 31, 2022.

YSMD, LLC Financial Statements, page F-1

5.	Please provide updated audited financial statements in an amended filing. Refer to paragraph (b)(3)(D) of Part F/S to Regulation A.

The Company has amended its disclosure to include updated 2022 full year, audited financial statements as required by paragraph (b)(3)(A) of Part F/S to Regulation A.

Unaudited Pro Forma Combined Financial Statements, page F-9

6.	Please note that the pro forma balance sheet for each series should be based on the latest balance sheet included in the filing and the pro forma income statement for each series should be based on the latest fiscal year and interim period included in the filing. Please tell us how you determined your current pro forma presentation for each series is appropriate in accordance with Article 11 of Regulation S-X and/or revise your presentation in an amended filing.

The Company has revised the pro forma balance sheet and income statement for each series. In accordance with Article 11 of Regulation S-X, each balance sheet and the pro forma income statement for each series is now based on latest fiscal year – 2022.

7.	We note your inclusion of separate pro forma financial statements for each series. Please also include combined pro forma financial statements for the registrant in an amended filing.

The Company has amended its filing to include combined pro forma financial statements for the issuer.

3. Consideration Transferred, page F-15

8.	We note you have disclosed, by January 1, 2022 agreement, an increase in the property management fee to 8% of the total monthly gross receipts from 5.5%. It appears that the historical financial statements for the six-month period ended June 30, 2022 reflect the increase. Please tell us why a pro forma adjustment has not been made for the pro forma income statement of 2340 Hilgard for the year ended December 31, 2021.

The Company has revised the pro forma income statement of 2340 Hilgard for the year ended December 31, 2022, and has included a pro forma adjustment to reflect an increase in the property management fee to 8% of the total monthly gross receipts from 5.5% as of January 1, 2022.

2340 Hilgard Avenue LLC Financial Statements, page F-26

9.	We note your header at the top of the balance sheet as of December 31, 2021 is captioned as "adjusted" but we were not able to locate disclosure related to that caption. Please clarify for us why the header is captioned as adjusted. We may have further comment after reviewing your response.

The header at the top of the balance sheet as of December 31, 2021 captioned as "adjusted" was a typographical error. The balance sheet as of December 31, 2021 has been revised to delete the word “adjusted.”.

Exhibits

10.	Please file as exhibits the following documents related to the Series A offering:
•	Series Designation of YSMD - Series-A, a series of YSMD, LLC,
•	Form of subscription agreement of YSMD Series A, a Series of YSMD, LLC,
•	Purchase and Sale Agreement, between YSMC, LLC and YSMD Series A, a series of YSMD, LLC,
•	Property Management Agreement between Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC, and
•	Escrow Agreement dated October 19, 2020 by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC.

The Company has amended its filing and has filed as exhibits, the following documentation.

•	Form of Series Designation of YSMD - Series-A, a series of YSMD, LLC,
•	Form of subscription agreement of YSMD Series A, a Series of YSMD, LLC,
•	Form of Purchase and Sale Agreement, between YSMC, LLC and YSMD Series A, a series of YSMD, LLC
•	Property Management Agreement between Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC, and
•	Escrow Agreement dated October 19, 2020 by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC.

General

11.	Please revise to reconcile your disclosure regarding the minimum subscription per investor. In this regard, we note that the series offering table states that the minimum subscription per investor is 100 units, 20 units, and 4 units for Series A, Series 2340 Hilgard, and Series Buttonwood 19-3, respectively. However, you state in the summary on page 12 that the minimum subscription per investor is 100 series interests.

The Company has amended and reconciled its disclosure regarding the minimum subscription per investor. In this regard, the Company has conformed the summary on page 12 to that of the series offering table to reflect that the minimum subscription per investor is 20 units and 4 units for Series 2340 Hilgard, and Series Buttonwood 19-3, respectively.

12.	Please revise the signatures page to include each of your principal executive officer, principal financial officer, and principal accounting officer. If one individual serves in more than one capacity, please so indicate on the signatures page. Refer to Instruction 1 to Signatures of Form 1-A.

The Company has revised its signature page to include each of its principal executive officer, principal financial officer, and principal accounting officer. The company has indicated that Mr. Wang serves in all three capacities.

13.	We note that your website encourages referrals, and that "reward shares" that "will be delivered automatically" are provided by you to those who make successful referrals. Please tell us the terms of this program and revise your disclosures as applicable to disclose the number of securities you have issued under this program, as well as the value of such securities, including how you calculated such value. Please also revise your offering circular to disclose such information. Please also tell us what types of consideration are used to make the payments made for tasks completed by Collab members, as described on your website under the section titled "How It Works for Community Pros," (e.g., cash, securities), and if securities are used, please provide the same type of information as requested above for this program. For reference, refer to the note to paragraph (a) of Rule 251.

The company is not providing “reward shares” under any program. The Company has revised its website to remove any reference to “reward shares” and referral program accordingly.

14.	We note that your website includes disclosures such as expected annual return, monthly dividends, and annual dividend ratios for your properties. Please tell us the basis for these amounts. We also note that your website appears to include disclosures regarding historical performance information that encompasses other properties (e.g., historical yields) that are not held by you. Please also explain to us the basis for these amounts.

We calculate expected annual return and expected annual dividend ratio for each property based on a formula that takes into account the current rental rates of the leases at the property, the actual operating expenses of the property, and the financing costs. We also show historical value growth for our investors to understand the past property value trends in the local market. The basis for these amounts is discussed below:

-	Expected Annual Return – We calculate our expected annual return based on an IRR formulation. Through this IRR formula, we project a return based on the initial investment and the timing and size of expected returns. Our IRR formula includes three data inputs. The first input is the ongoing cash flow stream we expect investors will receive, that is, the monthly dividend payment; the second is the net proceeds expected to be earned upon the selling of the property at the end of the holding period (for this calculation we have used an estimated 2% annual rental rate growth and 4% exit capitalization rate); and the third input is the initial investment in the property, that is, the amount of capital raised by the sale of membership interests in the series.

-	Expected Annual Dividend Ratio - To calculate expected annual dividend ratio, we built a pro forma financial equation with an income stream equal to the actual rental amounts which are agreed to the amounts in our current rental agreements, projected over the life of a lease, assuming a certain occupancy rate (for each of the Buttonwood 19-3 and 2340 Hilgard properties we have assumed a 99% economic occupancy as they’ve been 100% occupied under Collab’s management), and reduced by an expense stream that included the operating expenses for managing the particular rental property and debt service. These operating expenses included maintenance, insurance, property tax, marketing costs, and property management fees. Wherever possible, we use actual expense amounts. Our basis for vacancy forecasts (and, thus, occupancy rates) is based on our review of local market rates for the properties we operate and similar properties not managed by us. We do not include in our calculation non-cash expenses such as depreciation because these items will have no impact on the actual cash flow available for dividends. For the debt service expense for 2340 Hilgard, we use the current debt service, which is approximately $4,777.50 per month. For the debt service expense for Buttonwood 19-3, we intend to finance 50% of the gross purchase price and we assumed the current debt service market rate with a 6.25% fixed interest rate with interest only payments.

-	Expected Monthly dividend amount - To determine the monthly dividend amount, we divide the expected annual dividend ratio by 12 and multiply it by the minimum investment amount.

-	Historical Property Value Growth Rate – We use independent third-party data provider reports to show historical price appreciation in the local market. Specifically, for 2340 Hilgard and Buttonwood 19-3, we acquire historical data reports from CoStar, who we believe is a nationwide reputable data provider. CoStar tracks local market’s rental property sales and provides data on historical property value growth rates. For example, CoStar’s report shows that the sales price per rental unit in the Berkeley local market was $170,024 in Q4 2012 and $457,489 in Q4 2022, representing a 269.07% growth rate over a ten-year period. Although we don’t use the historical growth rate in calculating expected annual return since historical market growth doesn’t guarantee future growth, we believe that historical yields are helpful to our investors in terms of understanding the local rental market. How these data providers track sales and compile their data are proprietary and are not provided to us.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

cc:	Dorrie Yale, Securities and Exchange Commission

Howard Efron, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Qian Wang, YSMD, LLC